Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 20, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 19 October, 2005, entitled “INFORMATION RELATING TO 2005 INTERIM RESULTS”.

19 October 2005

INFORMATION RELATING TO 2005 INTERIM RESULTS

Vodafone Group Plc (“Vodafone” or “the Group”) is publishing today additional policy and disclosure information in order to assist investors and analysts in their understanding of its Interim Results for the six months ended 30 September 2005 to be announced on 15 November 2005:

Stake changes

With effect from 1 June 2005, the Group will fully consolidate the results of MobiFon in Romania and Oskar in the Czech Republic.  MobiFon will be proportionately consolidated as a joint venture from 1 April 2005 to 31 May 2005.

The Group’s effective interest in Vodafone Japan increased last year due to the tender offer announced in May 2004.  The Group’s average effective interest in Vodafone Japan in the first half of the last financial year was 84.3% compared to 97.7% this year.

Organic growth

When calculating organic growth rates, the Group excludes the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates. In addition, where an equity interest was newly acquired or disposed of in the current or prior year, the Group adjusts, under organic growth calculations, the results for the current and prior year to remove the amount the Group earned in both periods as a result of the acquisition or disposal. Where the Group increases or decreases an equity interest in the current or prior year, the Group’s share of results for the prior year is restated at the current year’s ownership level.  The Group does not adjust for changes in the amount or scope of termination rates when calculating organic growth.

Brand royalty charges

Vodafone operating companies are licensed on an arm’s length basis to use the Vodafone brand and related trademarks.  These arrangements have been reviewed and the charges revised with effect from 1 April 2005 to reflect the positioning of the brand in the current markets.

There is no material impact on the Group’s overall EBITDA or EBITDA margin.  The impact of the revisions is to reduce individual operating company margins by up to 1.1 percentage points, depending on the operating company, with a broadly corresponding increase in EBITDA attributable to the Common Functions segment.

Disclosure

The Group currently provides a detailed cost analysis for each of its major operating companies.  This level of cost analysis will be provided in aggregate for the Group’s other mobile subsidiaries and other mobile joint ventures.

In order to improve the comparability of the Group’s KPIs between periods and to ensure consistency of periods reported for each KPI, the Group will revise its existing disclosure, with immediate effect, as follows:

ARPU is currently reported on a 12 month rolling basis.  ARPU will now be reported on a rolling 3 month basis, with the monthly average in the 3 month period being disclosed.

Data as a % of service revenue will be presented on a 3 month basis to be consistent with the disclosure of ARPU.

Churn will be presented on an annualised 3 month basis.

Finally, the Group will provide additional disclosure in respect of voice usage.  The Group will disclose total voice minutes on a 3 month basis for each of its mobile subsidiaries together with Vodafone Italy and for the Group as a whole on a statutory basis.

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0)1635 664447	Telephone: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 20, 2005	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary